UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 1-3834
CUSIP NUMBER 211615 30 7

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	January 2, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Continental Materials Corporation
Full Name of Registrant

Former Name if Applicable

200 South Wacker Drive, Suite 4000
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60606
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Without unreasonable effort or expense, the Company is not able to complete its financial statement disclosures to be included in its Annual Report on Form 10-K for the fiscal year ended January 2, 2010. At year end 2009, the Company was not in compliance with the minimum EBITDA (earnings before interest, depreciation and amortization) and debt service coverage covenants of its Revolving Credit and Term Loan Agreement. The Company is in the process of obtaining a waiver from its senior lender with respect to such defaults and, in connection with such waiver, will be amending certain provisions of the Revolving Credit and Term Loan Agreement relating to the financial covenants contained therein. The Company is also finalizing the calculation of its tax provision for the 2009 fiscal year due to the complexities of accounting for the discontinued operation, net operating loss carry back and the recalculation of AMT tax for the various years affected. The Company expects to file the Form 10-K within the fifteen calendar day extension period granted by Rule 12b-25(b).

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Joseph J. Sum	(312)	541-7200
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report pre-tax net loss from continuing operations of $1,564,000 on sales of $113,461,000 for 2009 compared to the pre-tax profit from continuing operations of $2,495,000 on sales of $145,714,000 reported for fiscal 2008. The 22% decrease in sales was principally the result of a depressed level of construction along the Front Range in Southern Colorado and a slowdown in hotel construction. As previously reported, both years included large pre-tax gains on the sale of a portion of the Company’s sand property in Colorado Springs - $2,026,000 during 2009 and $1,947,000 during 2008. The Company also expects to report a pre-tax loss from the discontinued operation of $1,776,000 for 2009 including a pre-tax loss of approximately $300,000 on the sale of the discontinued operation sold on July 16, 2009 compared to a pre-tax loss of $3,021,000 for the 2008 fiscal year. Please note that the 2008 amounts were not originally reported including a breakout of the discontinued operation and thus have been restated.

Continental Materials Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 5, 2010	By	/s/ Joseph J. Sum
			Name:	Joseph J. Sum
			Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).